UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Carlyle Credit Solutions, Inc.
(Name of Subject Company (Issuer))
Carlyle Credit Solutions, Inc.
(Name of Filing Person (Offeror and Issuer))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)

Alex Chi
Chief Executive Officer
Carlyle Credit Solutions, Inc.
One Vanderbilt Avenue, Suite 3400
New York, NY 10017
(212) 813-4900

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
William G. Farrar, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4940
March 23, 2026
(Date Tender Offer First Published, Sent or Given to Security Holders)

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $7,048.57	Filing Parties: Carlyle Credit Solutions, Inc.
Form or Registration No.: SC TO-I	Date Filed: December 22, 2025
☐    Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Carlyle Credit Solutions, Inc., a Maryland corporation (the “Company”), with the U.S. Securities and Exchange Commission on March 23, 2026 (together with any subsequent amendments and supplements thereto, the "Schedule TO"). The Schedule TO relates to the offer by the Company to purchase up to 4,690,634 shares of its common stock, par value $0.01 per share (the “Shares”), at a purchase price equal to the net asset value per Share as of March 31, 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

This Amendment is being filed by the Company. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is provided pursuant to Rule 13e-4:

-    The Company has received the final results of the tender offer, which expired at 11:59 p.m., New York City Time, on April 17, 2026;

-    The Company has accepted for purchase 4,713,917 Shares at a purchase price per Share equal to the net asset value per Share as of March 31, 2026, of which Share amount includes an additional 23,283 Shares (0.02% of the Company's outstanding Shares as of December 31, 2025) for which the Company reserved in the Offer to Purchase the right to purchase; and

-    The number of Shares that the Company has accepted for purchase in the tender offer represents approximately 4.832% of the total number of Shares outstanding as of March 31, 2026.

Items 1 through 9 and Item 11
The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the below paragraph as the last paragraph in Section 3 on page 3 of the Offer to Purchase:

“On April 24, 2026, the Company issued a letter to stockholders announcing the final results of the Offer, which expired at 11:59 p.m., New York City Time, on April 17, 2026. A copy of this letter is filed as Exhibit (a)(vii) and is incorporated by reference herein.”
Item 12. Exhibits.
(a)(1)
(i)     Cover Letter to Offer to Purchase and Letter of Transmittal.*
(ii)     Offer to Purchase.*
(iii)     Form of Letter of Transmittal.*
(iv)     Form of Letter from the Company to Stockholders in Connection with the Company’s Acceptance of Shares.
(v)     Form of Promissory Note.*
(vi)    Form of Notice of Withdrawal of Tender.*

(vii)     Form of Letter, dated April 24, 2026, from the Company to Stockholders Announcing the Results of the Tender.
(a)(2)-(4)    Not applicable.
(d)    None.
(e)    None.
(f)    Not applicable.
(g)    Not applicable.
(h)    Not applicable.
107    Filing Fee Table
_____________

* Previously filed on March 23, 2026 as an exhibit to the Schedule TO.

Item 13. Information Required by Schedule 13E-3.
    Not Applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CARLYLE CREDIT SOLUTIONS, INC.
By:    /s/ Joshua Lefkowitz
Name:    Joshua Lefkowitz
Title:    Chief Compliance Officer and Secretary
Dated: April 24, 2026

EXHIBIT INDEX

Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.*
(a)(1)(ii)	Offer to Purchase.*
(a)(1)(iii)	Forms of Letter of Transmittal.*
(a)(1)(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of Shares.
(a)(1)(v)	Form of Promissory Note.*
(a)(1)(vi)	Forms of Notice of Withdrawal of Tender.*
(a)(1)(vii)	Form of Letter, dated April 24, 2026, from the Company to Stockholders Announcing the Results of the Tender.
107	Filing Fee Table
_____________

* Previously filed on March 23, 2026 as an exhibit to the Schedule TO.

1